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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRACE FINANCIAL GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
25 HAMPTON ROAD
(No. and Street)

SOUTHAMPTON	**NY**	**11968**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN VILLANTE **(631) 287-4633**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 Fifth Avenue, 9th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, BRIAN VILLANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GRACE FINANCIAL GROUP LLC**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

EILEEN MUSARRA
Notary Public, State of New York
No. 01MU6057891
Qualified in Suffolk County
My Commission Expires Apr. 30, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Grace Financial Group LLC

We have audited the accompanying statement of financial condition of Grace Financial Group LLC (a limited liability company) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grace Financial Group LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 15, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Receivable from clearing organization, net	$	960,131
Securities owned, at fair value		103,332
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $24,456		39,307
Employee loans and advances		68,713
Prepaid expenses and other assets		142,025
TOTAL ASSETS	$	1,313,508

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	775,530
Loan payable to bank		36,477
Total liabilities		812,007
Commitments and contingencies (Note 11)		
Members' equity		501,501
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,313,508

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association, NYSE ARCA Inc., NASDAQ Stock Market and the BATS Exchange Inc.

The Company provides execution services for hedge funds, money managers, registered investment advisors, institutional clients, and high net worth individuals.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The guidance did not have an impact on the Company's financial position.

On January 1, 2009, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, statement of financial condition classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, management believes that the Company has no uncertain tax positions that qualify either for recognition or disclosure in the financial statements as of December 31, 2009.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2009, the Company's securities owned were considered Level 1 securities.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances to three employees. The advances are generally short term in duration and are recovered from the commissions generated by these employees. Advances are non-interest bearing. At December 31, 2009, the amount of advances, $68,713, was considered to be fully recoverable by the Company.

NOTE 4. RECEIVABLE FROM CLEARING BROKER

At December 31, 2009, the receivable from the Company's clearing broker (see Note 5) consisted of cash of $570,372, representing the clearing deposit required under the clearing agreement, and commissions receivable from December 2009 customer securities transactions due to the Company of $389,759.

NOTE 5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to another broker-dealer (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2009, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

NOTE 6. SECURITIES OWNED

At December 31, 2009, securities owned consisted primarily of U.S. treasury notes held by the Company with a fair value of approximately $103,332. The notes mature on August 15, 2010. These investments were held at the Company's clearing broker at December 31, 2009.

NOTE 7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2009:

Furniture	$	3,556
Equipment		37,770
Software		1,537
Leasehold improvements		20,900
		63,763
Less: accumulated depreciation and amortization		(24,456)
Furniture and equipment, net	$	39,307

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2009:

Commission payable	$	238,742
Operating expenses		142,973
Bank overdraft		393,815
Total	$	775,530

NOTE 9. INCOME TAXES

The Company files its income tax returns as a limited liability company; as such, no provision for income taxes has been made in the accompanying statement of financial condition. Each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses.

At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to federal, state, and local tax examinations by tax authorities for years prior to 2006.

NOTE 10. BANK LOAN

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.5%. At December 31, 2009, the outstanding balance was approximately $36,000. The loan is guaranteed by a member of the Company.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in several locations under operating leases that expire through March 2017. The approximate future minimum payments required as of December 31, 2009, over the terms of the current leases are as follows:

Year ending December 31:		
2010	$	123,048
2011		54,862
2012		44,131
2013		45,455
Thereafter		157,501
	$	424,997

NOTE 12. EMPLOYEE PURCHASE PLAN

The Company has established an equity purchase plan for those individuals employed with the Company more than four years who chose to purchase Class B interests in the Company. Pursuant to this plan, eligible employees may acquire up to a total of 20% of the Company's authorized membership units based on a calculated value for the Company as set forth in the plan. Class B members have voting rights proportionate to the percentage of their acquired interests to the total.

NOTE 13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company's net capital was approximately $252,000 which exceeded the minimum net capital requirement of approximately $54,000. The Company's ratio of aggregate indebtedness to net capital was 3.22 to 1 at December 31, 2009.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2009, the Company's net capital of approximately $252,000. exceeded the minimum net capital required under Regulation 1.17 of $54,000.

NOTE 14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date at which this statement of financial condition was available for distribution on March 15, 2010, and determined there have not been any significant events that have occurred that would require adjustments to the audited statement of financial condition.